Fellow shareholders,

I’m Jeff Geygan, the founder, controlling shareholder, and chairman of Global Value Investment Corporation, or GVIC. GVIC beneficially owns approximately 5.1% of the common stock outstanding of Hooker Furnishings Corp.

GVIC first invested in Hooker on February 24, 2020, at a price of $21.35 per share. Since then, Hooker’s stock price has declined 53.2%, or a compound annual growth rate of -13.4% - representing a significant destruction of shareholder value. Over the same period, Hooker underperformed its peer group by a substantial margin.

Hooker’s financial performance has been equally troubling, with revenue, gross profit, operating income, and operating margin all suffering serious declines.

This is not only disappointing – it’s unacceptable for every shareholder.

Hooker’s financial metrics tell a story of systematic mismanagement at the highest levels. We have identified numerous factors contributing to this poor performance; two areas of which we believe demand immediate shareholder attention.

Frist: operational missteps spanning nearly a decade, including misguided acquisitions, a calamitous exit from the clubs channel, a capriciously designed warehousing strategy that resulted in excessive and unnecessary charges, and finally, an ongoing ERP system implementation that is rapidly becoming a financial black hole.

Second: the composition of the board of directors and the lack of equity ownership suggests shareholders’ interests are not adequately represented in the boardroom. While Chairman Beeler has been a director of the company for 32 years, he owns meager 0.53% of Hooker’s common stock. Other directors have similar insignificant levels of ownership; further, open market purchases of common stock by officers and directors have been rare. This majority of this board clearly lacks the financial interest and motivation that comes from meaningful equity ownership, and the accountability that follows.

GVIC attributes blame for Hooker’s financial and subsequent share price underperformance squarely on the shoulders of this board of directors, chaired by Mr. Beeler. For nearly two years, GVIC has engaged in private discussions with management and the board regarding shareholder governance rights. At each turn, we have been rebuffed – a troubling pattern that demonstrates the board’s unwillingness to acknowledge its failures, reflecting an attitude of entrenchment.

GVIC intends to obtain shareholder governance rights commensurate with its equity ownership, and if necessary, will nominate candidates for election as directors in advance of the annual meeting of stockholders next year.

Today, we are delivering these comments and a supporting presentation to the company’s corporate secretary, and will file the same with the U.S. Securities and Exchange Commission as an amendment to GVIC’s Schedule 13D. Over the coming months, we look forward to engaging with Hooker’s shareholders – the owners of the company and the sole constituency to which the company’s directors owe responsibility – about affecting much-needed financial and governance changes at Hooker.